FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

Form 51-102F3
Material Change Report

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

2.

Date of Material Change

October 2, 2006

3.

News Release

A news release respecting this material change was disseminated on October 2, 2006 via CCN Matthews.  A copy of the news release is attached.

4.

Summary of Material Change

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) announced the completion of its US Phase II trial for its cholesterol-lowering drug, FM-VP4. The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The primary goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12. The results are anticipated to be released in mid-to-late fourth quarter 2006.

5.

Full Description of Material Change

Please see attached news release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Further information regarding the information contained in this report may be obtained from David Goold, Chief Financial Officer, at 604-689-5899.  Mr. Goold is knowledgeable about the material change and this report.

9.

Date of Report

October 2, 2006

“A Life Sciences Company”

For Immediate Release	October 2, 2006

Forbes Medi-Tech Announces the Completion of the US Phase II Trial for Cholesterol-Lowering Drug, FM-VP4

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the completion of its US Phase II trial for its cholesterol-lowering drug, FM-VP4. The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12. The results are anticipated to be released in mid-to-late fourth quarter 2006.

“The completion of the US Phase II trial marks the achievement of a major milestone in the Company’s history,” said Charles Butt, President and CEO, Forbes Medi-Tech. “We have applied our experience and knowledge from previous clinical activities and with the input of both the Company’s pharmaceutical development team and our Medical & Scientific Advisory Board, we believe we have optimized the trial design and look forward to receiving the results.”

The multicenter Phase II trial with over 150 male and female mild to moderate hypercholesterolemic subjects was randomized, double-blind and placebo-controlled. Subjects were eligible if they had a LDL-C of 130-210 mg/dL and a triglyceride (TG) level of <300 mg/dL. Randomization was equal across three groups with approximately 50 subjects in each group (450mg group, 900mg group and placebo group).

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL:LDL ratio, triglycerides (TG), and C-reactive protein (CRP) will be evaluated in this trial. The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events.

FM-VP4 - Cholesterol Absorption Inhibitor

The global anti-dyslipidemic market was an estimated US$27 Billion in 2005 (Datamonitor 2006). The category within the anti-dyslipidemic market experiencing significant growth is the cholesterol absorption inhibitors (CAIs). CAIs are less potent than statins, but can provide enhanced safety as well as a synergistic efficacy in combination therapy. These products demonstrated 115.8% growth between 2003 and 2004, which was due primarily to the launch of Merck/Schering Plough's compound - Zetia®*. Zetia®, like FM-VP4, inhibits dietary cholesterol absorption. Global sales for Zetia® in 2005 were $1.4 Billion.

The significant and continuous growth of the cholesterol absorption inhibitors confirms the strength of the alternative therapy market for cholesterol lowering. FM-VP4 is one of few other inhibitors in development and, as such, has the potential to achieve a significant market share.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

*Zetia® is a registered trademark of MSP Singapore Company, LLC.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on publicly available statements from the makers of Zetia® for the information about Zetia® contained in this News Release and the Company disclaims any liability with respect to such information.  This News Release contains forward-looking statements regarding FM-VP4, the results of the Phase II trial, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “objective”, “goal”, “anticipated”, “believe”, “look  forward”, “will”, “can”, “potential”,  “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the Phase II trial results will be received or released as anticipated and uncertainty whether the results will achieve the Company’s goal; uncertainty whether FM-VP4 will be successfully commercialized as a drug, or if commercialized, will achieve a significant market share; the need for additional clinical trials, the occurrence and success of which is not assured; the need for further regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.